

Green Impact
Exchange

March 20, 2026

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street NE
Washington DC 20549

Re: <u>Green Impact Exchange, LLC: Form 1 Amendment</u>

Dear Trading and Markets Staff:

On behalf of Green Impact Exchange, LLC ("GIX"), and in connection with GIX's Form 1 that is on file with the Securities and Exchange Commission, enclosed please find an Executed Form 1 and the following revised exhibits:

- Exhibit C, updating the list of officers of Green Exchange, PBC, GIX's parent organization;
- Exhibit J, updating the list of GIX officers.

Please contact me if you have any questions.

Sincerely,

James G. Buckley
Chief Regulatory Officer

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   X   AMENDMENT

1. State the name of the applicant: Green Impact Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):
    250 Park Avenue, 7ᵗʰ Fl., New York, NY 10177

    26000113

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
    (646) 512-9078   N/A
    (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:
    James G. Buckley   Chief Regulatory Officer   (332) 295-0232
    (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
    Corporate Legal Counsel: John D. Martini, Polsinelli PC, Three Logan Square, 1717 Arch Street, Philadelphia, PA 19103

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐
                                             X Limited Liability Company   ☐ Other (specify): _____

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
    (a) Date (MM/DD/YY): 02/17/2023 _____ (b) State/Country of formation: Delaware, USA
    (c) Statute under which applicant was organized: Delaware General Corporation Law

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 03/20/2026
      (MM/DD/YY)   Green Impact Exchange, LLC
                                                (Name of applicant)
By: _____   James G. Buckley, Chief Regulatory Officer
      (Signature)   (Printed Name and Title)

Subscribed and sworn before me this day 20th   March   by _____ 2026
                                         (Month)   (Year)   (Notary Public)

My Commission expires 8/5/28   County of West Cdc   State of New York   Joseph Cinicolo
                                                                        Notary Public, State of New York
| **This page must always be completed in full with original, manual signature and notarization.** | Reg. No. 01CI0027568 |
| **Affix notary stamp or seal where applicable.** | Qualified in Westchester County |
                                                                        Commission Expires August 5, 2028

Green Impact Exchange, LLC
Date of filing: March 20, 2026
Date as of which the information is accurate: March 11, 2026

Exhibit C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has contractor or other agreement relating to the operation of an electronic trading systems to be used to effect transactions on the exchange ("System"), provide the following information: 1. Name and address of organization 2. Form of organization (e.g., association, corporation, partnership, etc.) 3. Name of state and statute citation under which organized. Date of incorporation in present form. 4. Brief description of nature and extent of affiliation. 5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System. 6. A copy of the constitution. 7. A copy of the articles of incorporation or association including all amendments 8. A copy of existing by-laws or corresponding rules or instruments. 9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions. 10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Affiliates of the Exchange:

Green Exchange, PBC ("GEPBC").

1. Address: 250 Park Avenue, 7th Fl, New York, NY 10177

2. Public Benefit Corporation

3. Delaware, pursuant to Sections 101, 108(c) and 361 of the Delaware General Corporations Law. Date of Formation is January 21, 2022.

4. Nature of Affiliation: GEPBC is the sole member of Green Impact Exchange, LLC ("GIX LLC" or the "Exchange"). Pursuant to Article VII, Section 7.04 of the First Amended and Restated Limited Liability Company Agreement of Green Impact Exchange, LLC (the GIX LLC Agreement), GEPBC will elect all directors of the Board of Directors of the Exchange (the "GIX Board"), except for those Directors approved by GIX LLC members pursuant to Article VII, Section 7.04(b) of the GIX LLC Agreement. GEPBC will have the right to nominate up to three (3) directors to the GIX LLC Board, pursuant to the process described in Article III, Section 3.01(c) of the First Amended and Restated Bylaws of Green Exchange, PBC. Exchange Members who are not also shareholders of GEPBC will not have any ownership interest in the Exchange.

5. GEPBC is a Delaware public benefit corporation that was formed for the purpose of (i) incentivizing companies to reduce the environmental costs and impacts of operations, establish sustainable corporate governance standards, and embed green behaviors and feedback into all levels of the company; (ii) educating investors regarding public companies' commitments to green values as a core element of their mission; and (iii) amplifying investors' influence regarding public companies achieving green commitments. GEPBC is the holding company for GIX LLX membership interests, and GEPBC does not and will not have day-to-day operational responsibilities in connection with the operation of the System.

6. N/A

7. Attached

8. Attached

9. Officers/Governors/Members of standing committees:

GEPBC:

Daniel M. Labovitz, Chief Executive Officer; Director; Board Chair

Charles P. Dolan, President, Director

Kevin C. Buckley, Chief Financial Officer

Robert Wotczak, Director

John Martini, Director

GIX LLC: See Ex. J.

10. N/A

Greendex LLC

1. 250 Park Avenue, 7th Fl., New York, NY 10177

2 Limited Liability Company

3.Delaware, Delaware Limited Liability Company Act, Chapter 18, Title 6, July 9, 2025

4. Subsidiary of GEPBC; affiliate of GIX

5. No business functions at present.

6. N/A

7. Certificate of Formation attached.

8. N/A

9. Daniel Labovitz, CEO

10. N/A

Contractors responsible for operation of the System

GIX LLC has contracted with Operations & Compliance Network, LLC, ("Ocean") to operate the System. Ocean will supply the resources, technology, and connectivity necessary to operate all core services of the System.

1. Operations & Compliance Network, LLC Address: 151 W. 42nd Street, 27th Floor, New York, NY 10036

2. Limited Liability Corporation

3. Delaware, pursuant to Delaware Limited Liability Company Act, 6 Del. C. Section 18 101 et seq. Date of Formation is September 17, 2015.

4. Nature of Affiliation: Contractor. GIX LLC has contracted with Ocean to develop and deploy the trading technology necessary to operate a National Market System-compliant registered securities exchange. Ocean will be the vendor for GIX for both the hardware and software needed to operate and maintain the System. Ocean is a subsidiary entity of Nasdaq, Inc., which is also the parent organization of three U.S. national securities exchanges that trade equity securities: Nasdaq Stock Market; Nasdaq BX; and The Nasdaq Philadelphia Stock Exchange, as well as several U.S.-based exchanges that trade options and derivatives (together, the "Nasdaq Exchanges"). The NASDAQ Exchanges are not parties to any contract with, and have no business relationship with, GIX LLC.

5. Brief description of business or functions: Ocean will supply all necessary hardware and connectivity to operate the System, install market-relevant software on the hardware platform, maintain the hardware and software, including updates to necessary software and systems. All communications hardware will be maintained by Ocean as GIX's agent. Ocean will also support intra-day compliance monitoring by GIX and provide timely reporting to GIX's Market Operations staff on any potential Regulation SCI events (direct or indirect) or other operational issues with the System, pursuant to a service level agreement between the parties. All communications between the users of GIX and the System will be monitored and controlled by GIX Market Operations.

The trading platform developed and deployed by Ocean for GIX will be distinct from the trading platforms of the Nasdaq Exchanges and will be segregated from such trading platforms to ensure that GIX is not deemed to be a facility of any of the Nasdaq Exchanges. Ocean will not disclose information or data (i) about or originating with GIX in its dealings with the Nasdaq Exchanges; or (ii) about or originating with the Nasdaq Exchanges in such exchanges' dealings with GIX.

6. N/A.

7. N/A

8. N/A

9. Officers/Governors/Members of standing committees: Marc Murphy, Senior Vice President, Market Services.

10. N/A

Green Impact Exchange, LLC
Date of filing: March 20, 2026
Date as of which the information is accurate: March 18, 2026

Exhibit J
A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Green Impact Exchange, LLC ("GIX") Board of Directors

Name	Classification	Date of Commencement
Daniel Labovitz (Board Chairperson)	Industry/HoldCo Investor/Chief Executive Officer	July 10, 2025
Charles P. Dolan	Industry/HoldCo Investor/President	July 10, 2025
	Member Representative	
[TBD]	Member Representative	
[TBD]	Issuer Representative	
Vacant	Non-Industry/Independent	
Oscar Onyema	Non-Industry/Independent	July 10, 2025
William Bender	Non-Industry/Independent	July 10, 2025
James Andrus	Non-Industry/Independent	July 10, 2025
Kirk Kellogg	GEPBC Board Representative Director	July 10, 2025

Officers of GIX

Officers shall serve until their successors are appointed by the Board in accordance with the Exchange LLC Agreement. Officers of the Exchange will serve at the direction of the Board of Directors. (Officer positions marked with an asterisk are cross-appointed as officers in the same positions for both GEPBC and the Exchange.)

Title	Name	Commencement Date	Termination Date
Chief Executive Officer*	Daniel M. Labovitz	July 10, 2025	
President*	Charles P. Dolan	July 10, 2025	
Chief Operating Officer	Paul J. Bauccio	July 10, 2025	
Chief Regulatory Officer	James G. Buckley	July 10, 2025	
Chief Financial Officer*	Kevin C. Buckley	March 11, 2026	
Chief Communications Officer	Alexis Levenson	February 18, 2026	
Chief Product Officer	Maria Mahl	December 1, 2025	
Chief Information Security Officer	John D. Visneski	March 18, 2026	
Chief Sustainability Officer	Shelley Goldberg	July 10, 2025	
Vice-President, Operations and Strategy; Secretary	Alex Kontoleon	July 10, 2025	March 11, 2026
Chief Trading and Technology Officer	[TBD]		
Chief Legal Officer*	[TBD]		

Committees of GIX Board of Directors

The Chairperson of each committee is denoted with an asterisk.

Appeals Committee

Name	Classification	Date of Commencement
William Bender*	Independent Director	July 10, 2025
TBD	Independent Director	
TBD	Member Representative Director	

Nominating Committee

Name	Classification	Date of Commencement
Charles P. Dolan*	Industry/ Holdco Investor	July 10, 2025
William Bender	Independent Director	July 10, 2025
[TBD]	Issuer Representative Director	

Finance and Risk Committee

Name	Classification	Date of Commencement
William Bender*	Independent Director	July 10, 2025
Kirk Kellogg	GEPBC Board Representative Director	July 10, 2025
Charles P. Dolan	President/ex officio	July 10, 2025

Member Nominating Committee

Name	Classification	Date of Commencement

[TBD]	Member Representative Director	
[TBD]	Member Representative Director	
[TBD]	Member Representative Director	

Regulatory Oversight Committee

Name	Classification	Date of Commencement
Oscar Onyema*	Independent Director	July 10, 2025
James Andrus	Independent Director	July 10, 2025
[TBD]	Issuer Representative Director	

Governance and Sustainability Oversight Committee

Name	Classification	Date of Commencement
Vacant	Independent Director	
James Andrus	Independent Director	July 10, 2025
[TBD]	Member Representative Director	
Daniel M. Labovitz	CEO/ex officio	July 10, 2025